U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person

     El Paso Energy Corporation
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   (Last)               (First)                 (Middle)

     1001 Louisiana Street
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                                    (Street)

     Houston,            Texas                   77002
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

     10/15/99

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

     Crystal Gas Storage, Inc.          (Symbol AMEX: COR)
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5 Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


               See attached
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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing

   [   ]   Form Filed by One Reporting Person
   [ X ]   Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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

   Common Stock, par value
     $0.01 per share                     1,708,743 (see attached)    (I)                  (see attached)
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see
     Instruction 5(b)(v).

                           (Print or Type Responses)


FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
1. Title of Derivative   Date       Expira-                                Number           Price of       Indirect       Beneficial
   Security              Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
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

$.06 Senior              Immed                      Common Stock, par      894                            (I)            (see
  Convertible Voting                                value $.01 per share                                                  attached)
  Preferred Stock,
  par value $.01 per
  share
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
Explanation of Responses:

     This Initial Statement of Beneficial Ownership on Form 3 (this "Form 3") is being filed by El Paso Energy Corporation, a Delaware corporation ("El Paso") and El Paso Energy Acquisition Co. ("Merger Sub") a direct wholly owned subsidiary of El Paso. On October 15, 1999, El Paso, Merger Sub and Crystal Gas Storage, Inc. a Louisiana corporation ("Crystal") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of Crystal with and into Merger Sub. Simultaneously with the execution and delivery of the Merger Agreement, El Paso and Merger Sub entered into Shareholders Agreements dated October 15, 1999 (the "Shareholders Agreements") with certain shareholders of Crystal (the "Lock-up Shareholders") as follows: (i) Soros Fund Management LLC - 1,628,066 shares of Common Stock and 3,971,260 shares of $.06 Senior Convertible Voting Preferred Stock; and (ii) George Soros - 80,647 shares of Common Stock. Under the Shareholders Agreements, the Lock-up Shareholders have agreed, subject to the terms thereof, to vote their shares in favor of the merger described in the Merger Agreement. The Lock-up Shareholders have also granted Merger Sub a proxy to vote their shares, representing approximately 64% of the issued and outstanding voting power of Crystal as of June 30, 1999, in favor of the merger.

     The foregoing summary of the Shareholders Agreements is qualified in its entirety by reference to such agreements, which have been filed as exhibits to the Schedule 13D filed with respect to Crystal on the date hereof.




     /s/ Britton White Jr.                                     10/22/99
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      (**)Signature of Reporting Person                           Date
          Britton White Jr.,
          General Counsel and Executive Vice
          President on behalf of El Paso
          Energy Corporation

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                                                            ATTACHMENT

      Joint Filer Information

      Name:                   El Paso Energy Acquisition Co.

      Address:                c/o El Paso Energy Corporation
                              1001 Louisiana Street
                              Houston, Texas 77002

      Designated Filer:       El Paso Energy Corporation

      Issuer & Ticker Symbol: Crystal Gas Storage, Inc. (COR)

      Date of Event Requiring
        Statement:            10/15/99

      Signature:              EL PASO ENERGY ACQUISITION CO.

                              By:  /s/ Ralph Eads
                                   ---------------------------
                                   Name:   Ralph Eads
                                   Title:  Executive Vice President